UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported)   **July 7, 2004**

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code   **(330) 253-5592**

(Former name or former address, if changed since last report)

Item 5. **Other Events and Regulation FD Disclosure**

On July 7, 2004, the Registrant issued a press release announcing that it had closed on the acquisition of Productivity California, Inc. (Pro Cal™). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. **Financial Statements and Exhibits**
   (c)   Exhibits
      99.1   Press release of Company dated July 7, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Myers Industries, Inc
(Registrant)

DATE July 8, 2004   By: **/s/ Gregory J. Stodnick**
                        Gregory J. Stodnick
                        Vice President - Finance and
                        Chief Financial Officer